EXHIBIT 99.1

TRX Gold Commissions Expanded Mill at Buckreef Gold

Throughput Capacity Expanding Threefold From Current Levels

TORONTO, Sept. 29, 2022 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company” or “TRX Gold”) is pleased to announce that Buckreef Gold’s 1,000+ tonne per day (“tpd”) oxide mill circuit has been commissioned and is currently ramping up production. This mill expansion―from its original 360 tpd capacity―was planned less than 12 months ago at a capital cost of US$4 million.

First ore has been introduced to the expanded processing plant and the team is ramping up throughput over the next month in order to reach nameplate capacity by the end of October. When operating at nameplate capacity of 1,000+ tpd, the operation is expected to produce an average of 15,000-20,000 ounces of gold annually over the life of the oxide mine plan. Approximately 10% of Buckreef Gold’s total mineral resource consists of oxide mineral resources.

The Buckreef Gold project has been transformed into a low-cost, high margin operation enabling the execution of TRX Gold’s growth-oriented business strategy. The Company’s focus is to utilize current gold production to fund value-accretive activities, such as mineral resource development, exploration and future processing plant expansions.

Image: Buckreef’s Expanded Plant At The Forefront, With The 360 tpd Plant in The Background

The Company wishes to thank its local employees, government, consultants and suppliers for their efficiency and dedication to this project, which has enabled the Company to deliver this project on time and budget.

"This is another great milestone at Buckreef Gold. We are very proud of the dedication and hard work accomplished by our Tanzanian colleagues. Over the last 18 months we have taken the Buckreef Gold project from a negative cash flow test plant, to a high margin, cash flow positive operation that continues to have near-term expansion opportunities,” explains Stephen Mullowney, TRX Gold CEO.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold and an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/c7d24e72-4da6-4946-b89a-b0f9c601d160

Investors

Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to production at anticipated levels, operating its 1,000+ tpd mill at nameplate capacity, operating at low-costs with high-margins, funding value accretive activities, expansion, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml .

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.